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                             November 14, 2023

       Thierry Jiewei Li
       Chief Financial Officer
       CBAK Energy Technology, Inc.
       CBAK Industrial Park, Meigui Street, Huayuankou
       Economic Zone, Dalian City
       Liaoning Province, China 116450

                                                        Re: CBAK Energy
Technology, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
September 25, 2023
                                                            File No. 001-32898

       Dear Thierry Jiewei Li:

              We have reviewed your September 25, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 14,
       2023 letter.

       Form SPDSCL-HFCAA-GOV filed September 25, 2023

       General

   1. We note your statement that indicates you have reviewed public filings, including
                                                        Schedules 13D and 13G,
in connection with your required submission under paragraph
                                                        (a). Please
supplementally describe any additional materials that were reviewed and explain how you
determined no governmental entity owns shares as well as the absence of foreign government
representation on your board and boards of your consolidated foreign operating subsidiaries.
In addition, please tell us whether you relied upon any legal opinions or third party
certifications such as affidavits as the basis for your submission.
 Thierry Jiewei Li
CBAK Energy Technology, Inc.
November 14, 2023
Page 2

       Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any other questions.



FirstName LastNameThierry Jiewei Li                    Sincerely,
Comapany NameCBAK Energy Technology, Inc.
                                                       Division of Corporation
Finance
November 14, 2023 Page 2                               Disclosure Review
Program
FirstName LastName